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Chris Huntley
The Dow Chemical Company
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The Dow Chemical Company Announces Executive Terminations

MIDLAND, MI – (April 12, 2007) -- The Dow Chemical Company announced this morning that Pedro Reinhard, a senior advisor and member of the Board of Directors, and Romeo Kreinberg, an officer of the Company, engaged in business activity that was highly inappropriate and a clear violation of Dow's Code of Business Conduct. Reinhard and Kreinberg were involved in unauthorized discussions with third parties about the potential acquisition of the Company.

The Company took swift action: information about the misconduct was first disclosed to Dow on Tuesday, April 10; the Board of Directors was informed on Wednesday, April 11; and the employees were terminated this morning with full support of the Board.

"The values of integrity and respect for people are at the very core of our Company," said Andrew Liveris, chairman and CEO. "I think I speak for all employees when I say we are greatly saddened by the disrespect shown by our former colleagues. But we will move on to shape our future with an even greater resolve to execute our strategy and deliver value to our shareholders. We will uphold Dow's 110-year history of commitment to the highest standards of integrity, ethical conduct and corporate governance."

About Dow

Dow is a diversified chemical company that harnesses the power of innovation, science and technology to constantly improve what is essential to human progress. The Company offers a broad range of products and services to customers in more than 175 countries, helping them to provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. Built on a commitment to its principles of sustainability, Dow has annual sales of $49 billion and employees 43,000 people worldwide. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.